SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  December, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Notice to the Market

São Paulo, December 21, 2007 - Votorantim Celulose e Papel S.A. (NYSE:VCP / Bovespa: VCPA4), informs the market that Normus Empreendimentos e Participações Ltda. (“Normus”), its subsidiary domiciled in Brazil, received a tax assessment totaling R$907 million (nine hundred and seven million reais) alleging non-payment of IRPJ (income tax) and CSLL (social contribution) taxes over the results originating from its European subsidiary. The named subsidiary, incorporated and doing business in Hungary, has as its principal activity the sale of VCP’s pulp to the global and European market and, within this context, is subject to full taxation of such operations in that country. However, the profit originating from such operations has not, at any moment, been distributed to its Brazilian parent company, and therefore, has not created a taxable event giving rise to the incidence of Brazilian taxes. On the same date, the company presented an appeal petition contesting the assessment, duly based on current legislation and legal precedent.

In the opinion of both our independent auditors and legal counsel specialized in tax matters, the operations of Normus’ subsidiary in Hungary is strict compliance with all laws and its results are completely transparent to the Brazilian tax authorities. Consequently, it is the consensus of our consultants that the assessment is not based on the current legislation and therefore, has remote chances of success. Notwithstanding the above, and in light of the amount of the assessment, VCP decided to release to the market the occurrence of the event, since the company is always committed to transparency with the market and to the investors.

Valdir Roque
Chief Financial Officer and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: December 21, 2007	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer